FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. (“PFN”) 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

May 25, 2011

Item 3:	News Release

A news release was issued and disseminated on May 25, 2011 through Canada News Wire.

Item 4:	Summary of Material Changes

PFN reported that Anthony Kovacs had resigned as Vice President, Exploration, effective May 21, 2011.

Item 5:	Full Description of Material Change

Mr. Anthony Kovacs resigned as Vice President of Exploration, effective May 21, 2011.  The Board thanks Mr. Kovacs for his past service to the Company and wishes him success in all of his future endeavours.

For a full description of the material change, see the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Linda Holmes
Corporate Secretary
Tel. No. 250-404-0310

Item 9:	Date of Report

May 25, 2011